UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number :  1-14118

MATERIAL CHANGE REPORT

QUEBECOR WORLD INC.

(Translation of Registrant’s Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐                                                                         Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐                   No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-                                      .

QUEBECOR WORLD INC.

Filed in this Form 6-K

Documents index

1.                                       Material Change Report and schedule

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.           Name and Address of Company

Quebecor World Inc.
612 St-Jacques Street
Montreal, Quebec
H3C 4M8

Item 2.           Date of Material Change

December 13, 2007

Item 3.           News Release

A press release was issued by Quebecor World Inc. (“Quebecor World”) on December 13, 2007. A copy of the press release is attached hereto as Schedule A and forms an integral part hereof.

Item 4.           Summary of Material Change

On December 13, 2007, Quebecor World announced that it will not be proceeding with the sale/merger of its European operations to Roto Smeets De Boer NV (“RSDB”) due to the lack of support of the transaction from RSDB’s shareholders.

Item 5.           Full Description of Material Change

On December 13, 2007, Quebecor World announced that it will not be proceeding with the sale/merger of its European operations to RSDB due to the lack of support of the transaction from RSDB’s shareholders.

As previously announced on November 7, 2007, the Share Purchase Agreement and Implementation Agreement (the “Agreement”) to sell/merge Quebecor World’s European operations to and into RSDB was agreed to by both RSDB’s Management and Supervisory Boards but was conditional upon the approval of RSDB’s shareholders.

The above summary of the Agreement is qualified in its entirety by reference to the Agreement, a copy of which was filed on SEDAR on November 12, 2007.

Item 6.           Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.           Omitted Information

Not applicable.

Item 8.           Executive Officer

For any inquiries with respect to this material change report, please contact Tony Ross, Vice President, Communications, at (514) 877-5317 or (800) 567-7070 or Roland Ribotti, Vice President, Investor Relations and Assistant-Treasurer, at (514) 877-5143 or (800) 567-7070.

Item 9.           Date of Report

December 13, 2007

SCHEDULE A — PRESS RELEASE

See attached.

December 13, 2007

34/07

For immediate release

QUEBECOR WORLD WILL NOT PROCEED WITH THE SALE OF ITS EUROPEAN ASSETS

Montréal, Canada — Quebecor World Inc. (TSX:IQW, NYSE:IQW) announced today that it will not be proceeding with the sale of its European business to RSDB NV due to the lack of support of the transaction from RSDB’s shareholders. As previously announced, the Share Purchase and Implementation Agreement was agreed to by both RSDB’s Management and Supervisory Boards but was conditional upon the approval of RSDB’s shareholders.  Notwithstanding the outcome of today’s vote by RSDB’s shareholders, Quebecor World continues to believe that the overall terms of the transaction represented fair value for all affected stakeholders. The Company will continue to actively explore its strategic options for its European operations, including consolidation opportunities and other initiatives to enhance value.

“While we believed this transaction represented an important consolidation opportunity for the European industry, our European business remains a leader, with one of the most extensive and technologically advanced pan-European platforms,” said Wes Lucas, President and CEO Quebecor World. “Our customers will continue to receive top quality, on-time products and services each and every day as we are fortunate to have some of the most skilled and dedicated people in the industry.”

The Company is currently evaluating and implementing a variety of options that should compensate for the sale proceeds that will no longer be realized as a result of this transaction not proceeding, including the implementation of new accounts receivable financing programs in Europe.

Moreover, Quebecor World’s management and Board of Directors, together with its independent financial advisor, continue to actively explore and evaluate financing and other alternatives to further strengthen the Company’s balance sheet and liquidity. While recent external market conditions have been challenging, the Company’s completed retooling and turn-around plan are generating improvements and have contributed to ensuring the Company’s continued positive operating cash flow.

Forward looking statements

This press release may include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of Quebecor World Inc. (the “Company”), may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risks and Uncertainties related to the Company’s business” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006, and the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2006.

The forward-looking statements in this press release reflect the Company’s expectations as of December 13, 2007 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

About Quebecor World

Quebecor World Inc. (TSX:IQW, NYSE:IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 27,500 employees working in more than 120 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For further information contact:

Tony Ross

Vice President, Communications

Quebecor World Inc.

(514) 877-5317

(800) 567-7070

Roland Ribotti

Vice President, Investor Relations

and Assistant Treasurer

Quebecor World Inc.

(514) 877-5143

(800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By:	(S) Marie É. Chlumecky

Name:	Marie-É. Chlumecky
Title:	Assistant Corporate Secretary

Date:	December 17, 2007